Snow Lake Regains Nasdaq Compliance re Minimum Bid Price

Manitoba, Canada, January 12, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Lithium™ (Nasdaq: LITM) ("Snow Lake" or the "Company") announces that on January 11, 2024, it received a written notification (the "Notification Letter") from the Nasdaq Stock Market LLC ("Nasdaq") that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of the Company's common shares ("Shares") has been above US $1.00 per share for the last 10 consecutive business days.

Nasdaq Listing Rules

Nasdaq Listing Rule 5550(a)(2) requires securities listed on the Nasdaq Capital Market to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.  Based on the closing bid price of the Company's Shares for the last 10 consecutive business days, the Company has met the minimum bid price requirement.

About Snow Lake Resources Ltd.

Snow Lake is a Canadian lithium development company listed on Nasdaq: LITM with 2 hard rock lithium projects, Snow Lake Lithium™ Project in the Snow Lake region of Northern Manitoba, and the Shatford Lake Lithium Project adjacent to the Tanco lithium mine in Southern Manitoba.  Snow Lake is focused on advancing both projects through subsequent phases of exploration and development and into production in order to supply the North American battery supply chain in support of the EV transition.

Forward Looking Statement This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995. that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Lithium™. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake's current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission on EDGAR (www.sec.gov). Forward-looking statements contained in this announcement are made as of this date, and Snow Lake undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors: ir@snowlakelithium.com

Media: media@snowlakelithium.com

Twitter: @SnowLakeLithium

www.SnowLakeLithium.com